

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Paul Frenkiel
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

> **Re: The Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 000-51018**

Dear Paul Frenkiel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1A. Risk Factors
We derive a significant percentage of our deposits, total assets and . . ., page 38

1.   We note your disclosure that your top ten relationships accounted for $4.44 billion of deposits. Please enhance future filings, in this section or elsewhere as appropriate, to provide additional detail such as how such an amount is distributed within the top ten group for the periods presented (e.g., 15% for the top client, etc.), whether the clients in this group have changed from the prior period, and the extent of additional concentrations (e.g., geography, industry, or other relevant characteristics, as applicable).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 58

2.   We note your disclosure that the Federal Deposit Insurance Corporation issued a new regulation in December 2020 which resulted in the majority of your deposits being reclassified from brokered to non-brokered. In future filings, please quantify the amount of brokered deposits for each of the periods presented or state that they are immaterial. In

addition, to the extent that you experience material changes in your deposit mix or customers / customer base, provide additional quantitative and qualitative information in future filings, here or in a deposit disclosure section, explaining such changes and the related impact on your funding costs and liquidity, if any.

Deposits, page 79

3.   We note your disclosure that your average rate paid on demand and interest checking accounts reflects fees paid to affinity groups based upon a rate index. We also note your disclosure on page 4 that certain fees increase as market interest rates increase, while other fee rates may be fixed. Please enhance disclosure in future filings to provide additional information regarding fees paid to affinity groups. This should include, but not be limited to:
- details regarding how such fees are determined, including any specific differences in how fixed and variable rates are determined and paid;
- the proportion of deposits with fixed versus variable rates;
- whether you use the same rate index for each affinity group;
- the extent to which rates could change and have changed based on volumes, product mix, or client mix; and
- quantification of how much of period-over-period average changes related to different factors (e.g., product mix, market rate changes, etc.).

4.   We note your disclosures regarding deposits. In future filings, please revise to address the items below.
- Define and explain your short-term deposits, including additional context regarding how and from whom they are sourced.
- Clearly identify which items in your deposit table on page 79 are interest-bearing and non-interest-bearing amounts, and disaggregate demand deposit amounts related to affinity group fees from those related to interest-bearing checking accounts.
- Quantify and discuss your demand deposit composition and how it has changed over the periods presented, such as significant categories within your mix of prepaid card account types (e.g., salary, medical spending, etc.), any changes in this mix over time, and any notable trends specific to individual categories within this mix. In addition, to the extent that it applies, link changes in your deposit base to any resulting material changes in funding costs.
- Enhance your discussion, here or in another appropriate location, of the composition of your affinity relationships, such as industry, geographic, size, or other relevant characteristics, as well as whether and how that composition has changed over the periods presented.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Cara Lubit at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance